SUBSCRIPTION AGREEMENT


         This Agreement is made as of the ___th day of May, 2003 between John Hancock Advisers, LLC, a Delaware limited liability company (the "Adviser"), and John Hancock Preferred Income Fund III, a Massachusetts business trust (the "Fund").

         WHEREAS, the Fund wishes to sell to the Adviser, and the Adviser wishes to purchase from the Fund, $100,012.38 of common shares of beneficial interest, no par value, of the Trust (4,189 common shares at a purchase price of $23.875 per share (collectively, the "Shares")); and

         WHEREAS, the Adviser is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, the Adviser is delivering to the Trust a check in the amount of $100,012.38 in full payment for the Shares.

         2. The Adviser agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.



         Executed as of the date first set forth above.


                                      JOHN HANCOCK ADVISERS, LLC


                                      ---------------------------------
                                      By:      Maureen R. Ford
                                      Its:     Chairman, President and
                                               Chief Executive Officer


                                      JOHN HANCOCK PREFERRED INCOME FUND III


                                      ---------------------------------
                                      By:      Susan S. Newton
                                      Its:     Senior Vice President, Secretary
                                               and Chief Legal Officer